Exhibit 12

AGL Resources Inc.

Statement Setting Forth Ratio of Earnings to Fixed Charges

(Dollars in millions)

	6 months 06/30/2004	Calendar 2003	Calendar 2002	3 months 12/31/2001	For the fiscal years ended September 30,
					2001	2000	1999
Earnings as defined
Add:
Pretax income from continuing operations, before adjustment for minority interests in consolidated subsidiaries or income or loss from equity investees
Income before income tax	$155.7	$222.5	$161.0	$38.5	$138.8	$108.3	$113.5
(Income) loss from equity investees	(1.7)	(47.6)	(27.2)	(5.2)	(13.6)	(17.6)	19.9

Pretax income as defined	154.0	174.9	133.8	33.3	125.2	90.7	133.4

Fixed charges (see “B” below)	36.6	84.3	95.1	25.4	104.8	63.7	62.6
Distributed income of equity investees	—	41.5	27.0	—	12.2	—	—
Deduct:
Minority interest in pre-tax income of subsidiaries	(13.6)

Earnings as defined (A)	177.0	300.7	255.9	58.7	242.2	154.4	196.0

Combined fixed charges and preferred dividends as defined
Interest on long-term debt	$30.5	$70.2	$76.9	$20.9	$67.9	$52.8	$55.8
Other interest, including amortized premiums, discounts and capitalized expenses related to indebtedness	2.5	6.9	11.5	3.3	31.0	6.9	4.0
Estimated interest component of rentals	3.6	7.2	6.7	1.2	5.9	4.0	2.8

Total fixed charges (B)	$36.6	$84.3	$95.1	$25.4	$104.8	$63.7	$62.6

Ratio of earnings to fixed charges (A)/(B)	4.84	3.57	2.69	2.31	2.31	2.42	3.13